Exhibit 99.15

October 29, 2022

The Special Committee of Board of Directors (the “Special Committee”)

111, Inc. (the “Company”)

3-4/F, No.295 ZuChongZhi Road,

Pudong New Area

Shanghai, 201203

The People’s Republic of China

Dear members of the Special Committee:

Reference is made to the preliminary non-binding proposal (the “Original Proposal”), dated as of September 9, 2022, from Dr. Gang Yu, co-founder and co-chairman of the Company, Mr. Junling Liu, co-founder, co-chairman and chief executive officer of the Company (collectively, the “Co-Founders”) and Shanghai Guosheng Capital Management Co., Ltd. (the “Sponsor”) to acquire all outstanding Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares”, together with Class A Shares, the “Shares”) of the Company, including Class A Shares represented by American depositary shares (“ADSs”, each representing two Class A ordinary shares), that are not currently owned by Co-Founders or Sponsor in a going-private transaction (the “Transaction”).

We are pleased to inform the Special Committee that, as approved by the Special Committee, our consortium has admitted additional members including (A) (i) 6 Dimensions Capital, L.P., (ii) 6 Dimensions Affiliates Fund, L.P., (iii) ClearVue YW Holdings, Ltd., (iv) ClearVue Partners, L.P., (v) Zall Capital Limited, (vi) Tongyi Investment Holdings Limited, (vii) First Pharmacia International and (viii) J.P. Morgan Trust Company of Delaware, as trustee of Hodge Mountain 2020 Irrevocable Trust, each as a rollover shareholder; and (B) (i) Morning Star Resources Limited, (ii) Shanghai Changfeng Huixin Equity Investment Fund Management Co., Ltd., and (iii) Ningbo Youkai Venture Capital Partnership (Limited Partnership), each as a sponsor.

After the expansion of our consortium, the consortium members will own in aggregate approximately 40.5% of all the issued and outstanding Class A Shares and 100.0% of all the issued and outstanding Class B Shares, which in aggregate represent approximately 95.2% of the total voting power of the Company.

We confirm that the other key terms as set forth in the Original Proposal remain unchanged and we remain committed to work with the Special Committee to promptly negotiate and finalize the transaction documents so as to expedite the process of delivering value to the Company’s public shareholders.

Due to our obligations under the securities laws, we intend to timely file a Schedule 13D amendment with the Securities and Exchange Commission to disclose this letter. However, we are sure that you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed a definitive merger agreement relating to the proposed transaction or terminated our discussions.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between us and the Company relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[signatures page follows]

Sincerely,

Gang Yu

By:	/s/ Gang Yu

Junling Liu

By:	/s/ Junling Liu

Shanghai Guosheng Capital Management Co., Ltd.

By:	/s/ Daohong Zhou

Name:	Daohong Zhou
Title:	General Manager